Exhibit 99.1
20 May 2021

National Grid plc ('National Grid' or 'the Company')
Board Changes

National Grid today announces that Nicola Shaw, UK Executive Director, will step down from the Board at the conclusion of the Company’s Annual General Meeting (AGM) on 26 July 2021. Following the strategic transactions the Company announced in March and a move to a more business focused structure, the position of UK Executive Director will no longer exist in the new operating model. Nicola has agreed to stay with the Company until after the conclusion of the RIIO-T2 Competition and Markets Authority (CMA) appeal process later in the year and continue as Chair of the Company’s subsidiaries, National Grid Electricity Transmission plc and National Grid Gas plc, to help the new management teams.

John Pettigrew, CEO, commented: ‘Nicola has been a key member of my management team since her appointment as UK Executive Director in 2016. She has been instrumental in navigating the Company through the Ofgem regulatory price controls and a visible leader through the global pandemic. On behalf of the Board I would like to thank Nicola for her significant contribution and support over the last 5 years and for the value that she has brought to the Company in this time and wish her all the best for the future.’

The Company further announces that following a limited extension upon reaching his nine-years tenure on 1 February 2021, as indicated in the 2019/20 Annual Report and Accounts, Paul Golby will not be seeking re-election by shareholders at the next AGM and will step down from the Board at the conclusion of the AGM on 26 July 2021.

Sir Peter Gershon, Chairman, commented: ‘On behalf of the Board I would like to thank Nicola and Paul for their significant contributions over the last five and nine years respectively. I would also like to thank Paul for his contribution as Chair of the Safety, Environment and Health Committee and a member of the Audit Committee. I wish both Nicola and Paul every success in their future endeavours.’
Notes
Summary of Nicola Shaw's remuneration arrangements on exit:
•Normal salary and associated benefits for her time worked; Pay in lieu of notice for any unexpired notice period.
•Annual bonus for 2021/22 pro-rated for time worked up to 31 October 2021 in the performance year.
•LTPP awards will not be granted hereon and all outstanding awards to vest at the normal vesting dates (in 2021, 2022 and 2023) subject to respective performance conditions and pro-rated to her termination date. Vested LTPP awards will remain subject to a two year holding period post-vesting.

More information related to Nicola's remuneration for 2020/21 will be detailed in the Directors' Remuneration Report in the 2020/21 Annual Report and Accounts to be published in June 2021. The remuneration disclosures required pursuant to Section 430 (2B) of the Companies Act 2006 will also be made available on the Company's website.

CONTACTS

Investors:
Nick Ashworth	+44 (0) 7814 355 590

Media:
Molly Neal	+44 (0) 7583 102 727